Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
February 9, 2006
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation (“Sprint Nextel”)
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-128940
Dear Mr. Spirgel:
     On January 18, 2006, Sprint Nextel’s legal representatives had a telephone conversation with members of the Staff of the U.S. Securities and Exchange Commission (“SEC”) regarding the letter, dated January 3, 2006, containing responses to comments by the Staff to the above-referenced registration statement on Form S-3. The following discussion of the issues raised during that conversation has been prepared in conjunction with management of Sprint Nextel together with its representatives.
     Proposed Amendments to the Indentures
     We have been asked by Sprint Nextel to give an opinion that modifications to the indentures of US Unwired, Inc. (“US Unwired”), which modifications must be approved by the holders of notes under the indentures, does not constitute the offer and sale of a new security under the Securities Act of 1933, as amended (the “1933 Act”). The following is a discussion of the potential benefits and detriments to the holders of notes issued pursuant to the US Unwired indentures resulting from proposed modifications to those indentures in consideration of the issuance of a Sprint Nextel guarantee of US Unwired’s payment obligations under the indentures. We believe this discussion illustrates that the proposed covenant modifications are relatively modest when compared to the substantial benefit noteholders will receive as consideration as a result of Sprint Nextel’s unconditional guarantee of US Unwired’s payment obligations under the notes. In Browning Debenture Holders’ Committee v. DASA Corporation (1975 WL 387), the U.S. District Court for the Southern District of New York (the “Court”) considered whether a reduction in the conversion price of debentures constituted the issuance of a new security. Noting that the reduction in the conversion price was “beneficial to the holder,” the Court declined to find that the change resulted in the

Larry Spirgel, Esq.
February 9, 2006

issuance of new security. The Court distinguished instances in which changes to the terms of a security are to the disadvantage of the holder.
     The first proposed amendment would eliminate transactions with Sprint Nextel and its subsidiaries from the definition of asset sales. The indentures (i) prohibit the transfer or sale of assets except for fair market value, (ii) require that at least 75% of the consideration be in the form of cash or cash equivalents and (iii) require that US Unwired, at its election, use the cash proceeds to repay indebtedness or acquire any other assets useful in US Unwired’s business. The most significant of these provisions is the requirement that US Unwired receive fair market value in return for any asset sale. Removal of this provision vis-à-vis Sprint Nextel and its subsidiaries has no impact on noteholders since Sprint Nextel and its subsidiaries continue to be subject to the restriction on transactions with affiliates, which requires such transactions to be on terms no less favorable than those obtainable from an unrelated party. Because the affiliate transaction restrictions provide protection substantially similar to the fair market value requirement applicable to asset sales in transactions between US Unwired and Sprint Nextel or its subsidiaries, the only changes that could potentially impact noteholders are the proposed amendments that would permit US Unwired to sell assets to Sprint Nextel or any of its subsidiaries for non-cash as well as cash consideration and would not require that proceeds of asset sales (which may not be in cash) be applied to repayment of indebtedness or acquisition of assets that are useful in US Unwired’s business. Although these changes would allow an asset disposition that could result in a decrease in revenues of US Unwired that would be available to repay the notes, they would provide Sprint Nextel with the operational flexibility to integrate more effectively US Unwired’s operations with Sprint Nextel’s through asset transfers between US Unwired and Sprint Nextel and its other subsidiaries, thereby allowing Sprint Nextel to take advantage of the synergies arising from its acquisition of US Unwired. As the noteholders could be dependent on Sprint Nextel’s unconditional guarantee of US Unwired’s payment obligations in respect of the notes, it would be in their best interest for Sprint Nextel to obtain the cost savings associated with the integration of assets.
     The second proposed amendment would permit US Unwired to provide the financial statements of a parent guarantor in lieu of its own financial information. In this regard, we note that under the Securities Exchange Act of 1934, as amended (the “1934 Act”), US Unwired is no longer required to prepare and file any information with the SEC, including financial information. We believe this illustrates that receipt of such information was not deemed fundamental by Congress in adopting these laws. Section 314(a)(1) of the Trust Indenture Act of 1939, as amended (the “TIA”) requires that each issuer file copies of the reports it is required to file under the 1934 Act or, if not required to do so under the 1934 Act, then to file with the indenture trustee and the SEC, in accordance with rules prescribed by the SEC, such documents as may be required in respect of a registered security. The SEC has not adopted any regulations requiring the filing of any such documents under the TIA. We believe this is also indicative of the nonfundamental nature of a covenant to provide such information. Assuming the amendment is approved and that Sprint Nextel issues its parent guarantee of US Unwired’s payment obligations under the indentures, Sprint Nextel

Larry Spirgel, Esq.
February 9, 2006

would avoid the expense of maintaining staff to prepare standalone financial statements and retaining accountants to audit separate financial statements for US Unwired. As noted above, as a result of the issuance of the guarantee, noteholders would have an interest in the associated cost savings. Noteholders may also find the parent guarantor’s financial information more relevant where, as here, the parent has substantially greater assets and liquidity available to repay the notes and has a stronger credit rating.  In that regard, we note that on July 11, 2005, the date the acquisition of US Unwired was announced, the rating assigned to the notes by Standard & Poor’s (“S&P”) improved from CCC- (the rating assigned August 24, 2004) to CCC- with a positive outlook. The acquisition closed on August 12, 2005 and the rating was increased to BBB- (the lowest investment grade rating) on September 1, 2005 and was further increased to BBB- with a positive outlook on November 29, 2005.
     The third proposed amendment relates to transactions with US Unwired’s affiliates. Under the indentures, transactions with affiliates must be on terms no less favorable to US Unwired than those that would have been obtained in a comparable transaction with an unrelated person. As noted above, the proposed amendment would not modify this requirement as the indentures would be amended in a limited fashion to eliminate the need for approval of transactions with affiliates by disinterested members of the board of directors of US Unwired and, in the case of transactions exceeding $10,000,000, a fairness opinion issued by a third party. While these amendments would remove some limited safeguards to assure compliance, the most significant requirement, namely that the transaction be no less favorable than a comparable third party transaction, would not be affected by the proposed modifications. The amendment would allow Sprint Nextel to avoid the expense associated with recruiting and compensating disinterested directors for the US Unwired board of directors. Typically, the directors of Sprint Nextel’s subsidiaries are employees of Sprint Nextel who do not receive additional compensation for such services. Further, the amendment would allow Sprint Nextel to avoid the potential expense of retaining a third party to issue a fairness opinion. As noted above, avoidance of the expense would be in the best interest of noteholders who have been issued the Sprint Nextel guarantee.
     We believe that the issuance of a Sprint Nextel guarantee of US Unwired’s payment obligations under the notes provides a significant benefit to the noteholders when weighed against the limited potential detriment that could result from the proposed amendments to the indentures. If the consent solicitation is successful, the noteholders may look not only to US Unwired, but also to Sprint Nextel to meet US Unwired’s payment obligations under the indentures. At September 30, 2005, US Unwired had total assets of $340 million, cash and cash equivalents of $27 million and stockholders’ deficit of $117 million, and Sprint Nextel had total assets of $101.3 billion, cash and cash equivalents of $7.8 billion and stockholders’ equity of over $51 billion. In addition, while the US Unwired notes are currently rated BBB- with a positive outlook by S&P, we believe the guarantee would receive the same rating, A-, assigned by S&P to Sprint Nextel’s other senior unsecured debt. Accordingly, assuming issuance of the Sprint Nextel guarantee, the noteholders will be in a much better position than they currently are.

Larry Spirgel, Esq.
February 9, 2006

     Based on the foregoing, it is our opinion that (i) the modifications to the US Unwired indentures, coupled with the requirement that the noteholders’ approval must be sought, do not result in the offer and sale of a new security; and (ii) therefore, US Unwired does not need to comply with the registration requirements of the 1933 Act or the qualification requirements of the TIA.
     Disclosure Regarding United States Federal Income Tax Considerations
     The first paragraph under the caption “United States Federal Income Tax Consequences” on page 30 will be revised as follows (additions appear in italicized text, deletions appear as stricken text):
The following is a general discussion of ~~what we believe to be~~ the material U.S. federal income tax consequences of the consent solicitation to holders of the notes and, subject to the limitations described below, constitutes the opinion of Jones Day.  This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Department of the Treasury, or Treasury, regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those described below. ~~We have not obtained an opinion of counsel, nor have we sought any~~ No ruling from the Internal Revenue Service, or IRS, has been sought with respect to the statements made herein, and ~~we cannot assure you~~ there can be no assurance that the IRS will not take a position contrary to such statements or that such contrary position taken by the IRS would not be sustained by a reviewing court.
     Please contact the undersigned at (404) 581-8255 in connection with questions or comments concerning this letter. Thank you for your attention to this matter.

Very truly yours,
/s/ LISA A. STATER

Lisa A. Stater

cc:	Leonard J. Kennedy, Esq. Richard A. Montfort, Esq.